UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-42267

Odysseus (Cayman) Limited

(Exact name of registrant as specified in its charter)

2 Hill Street

St. Helier, JE2 4UA

Jersey, Channel Islands

+44 1534 513 100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-half of one redeemable warrant

Class A ordinary shares included as part of the units

Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

*	Effective as of March 31, 2026, Vine Hill Capital Investment Corp., a Cayman Islands exempted company (“Vine Hill”) consummated the previously announced business combination (the “Business Combination”) with CoinShares PLC, a public company limited by shares organized under the laws of Jersey (“CoinShares”), CoinShares International Limited, a public company limited by shares organized under the laws of Jersey, and Odysseus (Cayman) Limited, a Cayman Islands exempted company (“SPAC Merger Sub”). As part of the Business Combination transactions, Vine Hill merged with and into SPAC Merger Sub, with SPAC Merger Sub surviving as a wholly-owned subsidiary of CoinShares. This Form 15 relates solely to the reporting obligations of Vine Hill and SPAC Merger Sub under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and does not affect the reporting obligations of CoinShares under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, CoinShares International Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ODYSSEUS (CAYMAN) LIMITED

Date: April 22, 2026	By:	/s/ Jeri-Lea Brown
	Name:	Jeri-Lea Brown
	Title:	Director